Exhibit 99.1

Immuron Update on IMM-124E SARS-CoV-2 Research

Melbourne, Australia, August 19, 2022: Immuron Limited (ASX: IMC; NASDAQ: IMRN), a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform for prevention and treatment of gut-mediated diseases; today announced that it has deprioritized SARS-CoV-2 research to focus on the clinical development of our more advanced stage therapeutic drug candidates.

Immuron enters FY23 with a newly appointed CEO who is completing an assessment of the entire product portfolio, target markets, competitive advantage, and key growth drivers.

In consideration of our research findings, the rapid evolution of the virus and changing treatment landscape presents significant challenges to conduct a clinical trial for SARS-CoV-2 with IMM-124E.

Immuron has previously reported IMM-124E research investigations demonstrating neutralizing activity against SARS-CoV-2 (ASX announcements dated 13 May 2021, 15 December 2020, and 21 July 2020). The company has been pursuing the antiviral activities of IMM-124E, focusing on establishing a better understanding of the mechanism of action associated with these initial observations. CSIRO conducted Quantitative Mass Spectrometry analysis (LC-MS/MS) to identify potential antiviral agents that are significantly enriched in IMM-124E. Quantitative proteomics identified at least 53 proteins that are significantly overexpressed in IMM-124E compared to the Milk Powder control samples. This included 17 immunoglobulin-like proteins that appear to be enriched between two- to nine-fold in Immuron Colostrum drug substance and several small antimicrobial proteins known to function in defense against bacterial infections.

Immuron has dedicated significant resources to interrogate the mechanism of SARS-CoV-2 protection, however, the mechanism of how IMM-124E provides protection against SARS-CoV-2 viral infection remains unclear.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN is a commercial and clinical-stage Australian biopharmaceutical company with a proprietary technology platform focused on a novel class of orally delivered polyclonal antibodies produced from hyperimmune antibody-rich bovine colostrum, for prevention and treatment of gut-mediated diseases.

About Travelan®

Travelan® is an orally administered, over the counter immune supplement that can be taken to reduce the risk of diarrhea and reduce the symptoms of minor gastrointestinal disorders. Travelan® helps to support a healthy digestive system by supporting the gut’s immune defenses, whether you are travelling or at home. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating and fever. Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.